STANTEC INC. ANNUAL MEETING THURSDAY, MAY 11, 2023 AT 10:30 A.M. MDT 2 2 85472N109 * * S S U ER COPY ** 2 2 51 MERCEDES WAY EDGEWOOD NY 11717 to be held via live audio webcast online at https://web.lumiagm.com/233039346 STANTEC INC. 400 - 10220 103 AVENUE NW EDMONTON, AB T5J 0K4 CANADA 101010101010101010 11 0110111100100001 1110 10110010100100 111101 010110000111 10111010 0010010100 1010010010 00000111 101100000000 101000 11110010011011 1101 1010000110010000 00 111010010001111001 111100101110000000 1 11011100100100011 110 000101011011110 10000 1100011110101 1110011 11101000010 101001111 001011101 10110111101 0001000 1111111111111 11111 P89190 - 1 0 0 0 1 0 0 0 1 0 0 1 1 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 Exhibit 99.4

0 1 - 800 - 454 - 8683 * ISSUER CONFIRMATION COPY - INFO ONLY * RECOMMENDATION: FOR RECOMMENDATION: FOR 1A Election of Director: Douglas K. Ammerman 1B Election of Director: Martin A. à Porta RECOMMENDATION: FOR 1C Election of Director: Shelley A. M. Brown RECOMMENDATION: FOR RECOMMENDATION: FOR 1D Election of Director: Angeline G. Chen 1E Election of Director: Patricia D. Galloway RECOMMENDATION: FOR RECOMMENDATION: FOR 1F Election of Director: Robert J. Gomes 1G Election of Director: Gordon A. Johnston RECOMMENDATION: FOR 1H Election of Director: Donald J. Lowry RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR 1I Election of Director: Marie - Lucie Morin 1J Election of Director: Celina J. Wang Doka 2 Resolved that the shareholders approve the reappointment of PricewaterhouseCoopers LLP as Stantec's auditor and authorize RECOMMENDATION: FOR 3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the THE PACKAGE WITH THIS FORM. 2 STANTEC INC. ANNUAL MEETING THURSDAY, MAY 11, 2023 AT 10:30 A.M. MDT FOR HOLDERS AS OF MARCH 20, 2023 MAY 09, 2023 85472N109 * * IS S U E R C O P Y * * 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 the directors to fix the auditor's remuneration. 0 0 0 FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST F O R A GAINST F O R A GAINST FOR AGAINST FOR AGAINST FOR WITH H O L D FOR AGAINST shareholders accept the approach to executive compensation 0 0 disclosed in Stantec's Management Information Circular delivered in advance of the Meeting. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN 101010101010101010101010101010101010 111010000100100001110010000100100001 111110010010100100100010010000100100 111000011101001101101000010010000111 101001011110101000101001000010010100 100000011000110011100001001000010111 100101011010100010100100001001001010 100101100011001001100100100000000101 110110101010001000110000100100000000 111111001100100001110010000000100001 110010101000100100100010011101001100 111000110010000101101000000111100101 101110100110010000101001010100001000 100011001000010011100001000010011011 100010001001000010100100100010001010 100100100001001001100110011101110101 110000100100001000110111010000011000 111111111111111111111111111111111111 101010101010101010101010101010101010 110010000100100001101001000010101011 100010010000100100110011000101111010 101000010010000111101111011110101101 101001000010110000110011011010110000 100001001000000101100000011101001011 100100001001011010111000001000011010 100100100001011011110110001111011001 110000100100111000110000110100111000 110010000001110101110101100101000101 100000001001011010111111100010011000 101001001001111101110101100110010101 101011111010101000100100000101010000 101011100100100101111010001101101011 111010110110111010111000100100100000 100100100101000101100100100111000101 100000100000001000111000101100001010 111111111111111111111111111111111111

STANTEC INC. ANNUAL MEETING THURSDAY, MAY 11, 2023 AT 10:30 A.M. MDT MAY 09, 2023 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be he ld via live audio webcast online at htt ps ://web.lumiagm.com/233039346 STANTEC INC. 400 - 10220 103 AVENUE NW EDMONTON, AB T5J 0K4 CANADA 10101010101010101010 11011011110010000111 11101011001010010100 11110101011000011111 10111010001001010100 10100100100000110001 10110000100101010110 1111 0010 0000 1100 11 11100010010101001100 11101000011011100101 11111001000100010110 11100000111010010101 11100101100011100010 10000001100000001001 10010001011111100000 100011011111011110 10111000101101011000 10000111010011111101 11011101000010011010 11111111111111111111 2 2 P89191 - E 1 OF 1 1 0 0 0 1 0 0 0 1 0 0 1 1 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1

STANTEC INC. ANNUAL MEETING THURSDAY, MAY 11, 2023 AT 10:30 A.M. MDT FOR HOLDERS AS OF MARCH 20, 2023 * ISSUER CONFIRMATION COPY - INFO ONLY * Douglas K. Ammerman, Gordon A. Johnston RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR RECOMMENDATION: FOR 1A Election of Director: Douglas K. Ammerman 1B Election of Director: Martin A. à Porta 1C Election of Director: Shelley A. M. Brown 1D Election of Director: Angeline G. Chen 1E Election of Director: Patricia D. Galloway 1F Election of Director: Robert J. Gomes 1G Election of Director: Gordon A. Johnston 1H Election of Director: Donald J. Lowry 1I Election of Director: Marie - Lucie Morin 1J Election of Director: Celina J. Wang Doka 2 Resolved that the shareholders approve the reappointment of PricewaterhouseCoopers LLP as Stantec's auditor and authorize the directors to fix the auditor's remuneration. 3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's Management Information Circular delivered in advance of the Meeting. *NOTE* If completing the appointment box above and your MAY 09, 2023 85472N109 2 2 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR WITHHOLD FOR AGAINST appointee intends on attending online YOU MUST return your proxy by mail and go to https://www.computershare.com/Stantec and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 0 P89191 - E 1 OF 1 10101010101010101010101010101010 11011011111010011001001010001001 11101011001110001100001010000000 11110101110000011100100001000111 1010101111100100100010010101110 10010101100001011010010000100101 10100001100100001010110010011110 11110101000100111001101100101111 10010110010000101000111100110100 1110010001001001100111000000111 11001001000010101111000111001110 11100001001000111011011010101011 11100100101010101001011111010000 10000101110101011111001110010001 1001000110110110111011111010011 11111111111111111111111111111111 10101010101010101010101010101010 10110101011000011010100001111111 10100110001100101000110000100000 1101010001001001100011110001001 10011011100111101011100011000010 11010011001110011101000110000101 11100110001000101101001111011010 11000100010011011111111100111011 1001000001000000110001101111011 10010010110100111011111000110101 11000010100010001000111010110000 11001000011001111101111100111101 10001101010110001011010111111010 1010010001101111110101010100110 11000011011101001000101000001100 11111111111111111111111111111111